UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date:  August 5, 2008
Commission File Number:  000-24443
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Brenda Lazare
Brenda Lazare
Date: August 5, 2008	Canadian Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

1.	Press release dated August 5, 2008 entitled “Denison Awarded Care and Maintenance Contract at the Faro Mine Complex, Yukon”

EXHIBIT 1
PRESS RELEASE
DENISON AWARDED CARE AND MAINTENANCE CONTRACT AT
THE FARO MINE COMPLEX, YUKON
Toronto, Ontario — August 5, 2008, Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; AMEX: DNN) announced that Denison Environmental Services (“DES”), a division of Denison Mines Inc., a wholly owned subsidiary of the Company, has been awarded a contract for care and maintenance at the Faro Mine Complex in the Yukon.
The three year, $7.2 million per annum contract has been awarded following a six-month competitive public tender process overseen by the Government of Yukon. DES will provide care and maintenance services at the Faro Mine Complex, including: the ongoing collection and treatment of contaminated water, the management of uncontaminated runoff; the inspection and maintenance of dams and diversion channels; the monitoring of water quality; general maintenance and site security.
The contract also includes provisions for training and employment opportunities for affected Yukon First Nations and Yukoners.
“The award of this contract is an important recognition of the technical expertise and experience of Denison Environmental Services and expands the reach of our rehabilitation efforts across the country,” stated Ian Ludgate, Manager, DES.
Faro was an open-pit lead-zinc mine that closed in 1998. The Government of Canada and the Government of Yukon are taking a collaborative approach to management of the Faro mine remediation project, including planning for final closure and remediation.
DES will take over the care and maintenance responsibilities in March 2009, after a transition period with the court appointed Interim Receiver for the Anvil Range Mining Corporation (Deloitte and Touche Inc.) who have managed the care and maintenance at the site since 1998.
DES was formed to assist the mining industry and governments with the final stages of the mining cycle. Its goal is to lead the industry in cost effective decommissioning solutions to mine closure issues, focusing on infrastructure, tailings rehabilitation, sale of mine assets and especially long term-care and maintenance of closed sites. DES is an ISO 9001: 2000 certified company. Further information regarding DES may be found at www.denisonenvironmental.com.
About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company also has ownership interests in two of the four conventional uranium mills operating in North America today. The Company has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.

For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production; the development potential of Denison’s properties, including those of its joint ventures; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities;; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2008 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the year ended December 31, 2007 and other continuous disclosure documents filed since December 31, 2007 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.

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